Yayi International Inc. No.9, Xingguang Road, Northern Industrial Park of Zhongbei Town, Xiqing District, Tianjin, 300384, China

March 29, 2011

By EDGAR Transmission

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Alexandra M. Ledbetter

Re:	Yayi International Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed March 2, 2011
File No. 333-170172

We hereby submit the responses of Yayi International Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated March 18, 2011, providing the Staff’s comments with respect to the above referenced registration statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 2 to Registration Statement on Form S-1

Management's Discussion and Analysis, page 3 1

Results of Operations, page 33

1.

Please add a discussion regarding the distributor contracts totaling approximately $71.4 million that you disclosed in your original Form S-1. To the extent that your expectations regarding previously disclosed guidance have changed, you should explain the change.

Company Response: We have added the discussion regarding the distributor contract to the Amendment No. 3 to the Registration Statement as follows:

On January 22, 2010, we held a nationwide distributor conference after we co-hosted the "China Goat Milk Industry Development Summit" in the Great Hall of the People in Beijing and entered into a sales contract with each of our distributors. Pursuant to the sales contracts, we granted to each distributor an exclusive right to market and sell our products within a certain territory during the term of the sales contract. Under the sales contracts, we have the right to establish a national retail price, a supermarket price and an infant-maternity store price for each of our products and adjust such prices from time to time. The distributor has the obligation to follow these prices to market and sell our products. In the sales contract, the distributor committed to order a minimum amount of products from us and will receive certain amount of rebate from us if it matches or exceeds this sales target. As of December 31, 2010, we had signed contracts valued at approximately $76.5 million including the 17% value-added tax. We are expecting an aggregate sales value in the range of $26 million to $28 million for the 2011 fiscal year ending March 31, 2011 due to the recent turbulence in China’s infant formula market, which has created a challenging environment for implementing our transformation strategy. In late 2010, the General Administration of Quality Supervision, Inspection and Quarantine of China (“AQSIQ”) announced new regulatory measures based on China’s Food Safety Law adopted by the People’s Congress earlier in 2010 requiring all infant milk formula and dairy product companies to submit applications to renew manufacturing licenses by the end of 2010 and to complete the renewal process by the end of March 2011. AQSIQ’s inspections have disrupted our normal manufacturing schedules and the roll out of our supermarket-focused distribution strategy has been slower than expected in the second half of calendar 2010.

We believe the recent scandal will change the competitive landscape of China’s infant formula market and we expect more visibility after March 2011 when the approval process for new licenses is finalized. In the meantime, we are confident that our dual-pronged approach of developing infant-maternity stores while continuing to execute on our supermarket penetration strategy will build a solid foundation for our future growth momentum and profitability.

Financial Statements

2.	Please continue to monitor your need to update financial statements. Refer to Regulation S-X, Rule 8-08.

Company Response: We believe that in Amendment No. 3 to Registration Statement on Form S-1, we have included the required financial statements according to Regulation S-X, Rule 8-08.

Financial Statements for the Nine Months Ended December 3 1, 2010, page F-3

Notes to Condensed Consolidated Financial Statements, page F-9

2. Summary of Significant Accounting Policies. page F-9

Slotting fees, page F-10

3.

Your response to comment eight in our letter dated February 24, 2011 indicates that you use the term "slotting fees" to refer to "store charges" and "barcode fees". As previously requested, explain to us, in reasonable detail, all of the material terms of the contracts or agreements under which these payments are made, including specifically when payments are made. As part of your response, explain the benefits you are entitled to receive in exchange for these payments and the time period over which you are entitled to receive them. Explain your basis for capitalizing these payments as well as your basis for the amortization period selected.

     Company Response: As we disclosed in our responses to comment eight in Staff’s letter dated February 24, 2011, we entered into an agreement with each of the distributors before they distribute our products in various retail outlets. Pursuant to this agreement, we are responsible for the payment of slotting fees charged by the retail outlets to sell our products. The material terms of the agreement include:

     1) the distributor is required to submit applications to us to distribute and market our products. Upon our approval, the distributor may commence their distribution business;

     2) we are required to pay off the slotting fees in one lump sum once the distributor commences its business at the retail outlet; and

     3) the distributor is required to comply with our store-entry rules. If there is any violation of these rules, the distributor will be responsible for any damages caused and the agreement will be terminated automatically.

     For the reference of the Staff, we also attached a form of the agreement as Appendix A to this response letter.

By paying off the slotting fees, we are entitled to receive all the benefits relating to the distribution channel developed by the distributor, including selling our products at the store and receiving sales revenues after deducting distributor commissions. In addition, we benefit from the following activities of the retail outlet:

  Advertising our products with posters from time to time in the retail outlet; and

  Increasing brand awareness of our products through various promotion activities, such as sales events, unique display and direct mailing of posters.

If one distributor ceases to conduct business with the retail outlet that it develops, it is required to assign its rights and obligations with respect to this retail outlet to a new distributor designated by us.

Emerging Issues Task Force (“EITF”) 01-9, codified in FASB ASC 605-50-45, basically deals with the issue of where the slotting fee should be classified in the statement of operations. Issue #3 of EITF 01-9 deals with whether there are situations in which a company can record the slotting fee as an asset rather than as a direct upfront write-off. No consensus has been reached on this issue. We believe that the upfront payment of slotting fees made by us fits the definition of an asset in accordance with FASB Concept No.6, as the payment embodies a probable future benefit to contribute directly or indirectly to future net cash inflows. In this case we believe that the upfront payment gives us an access to shelf space which will enable us to sell our products and generate future cash flows from future sales. We set up a one-year amortization period as we typically launch new products once a year, so it is reasonable to expect that the products will utilize the shelf space for one year, at a minimum. As a result, the time period over which we are entitled to receive benefits is at least one year.

Advances, page F-15

4.

We note your response to comment nine in our letter dated February 24, 2011. Based on your description, it appears that "Advances" represents cash being held at your branches. As such, please reclassify this asset as cash, or explain this to us further.

     Company Response: We believe that classifying these assets as “advances” rather than “cash” better reflects the nature of such items. Unlike cash which is typically placed in a deposit box and administered by a cashier or an administrative staff in the sale office premises, these funds are transferred from us to the personal bank accounts of the branch managers. The branch managers have custody of these funds and are accountable for their use and liable to the Company for any loss of these funds. As a result, it may be misleading if these assets are classified as “Cash” and we believe that it will be more appropriate to classify these funds paid to branch managers as “advances”.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (86)22-2798-4033 or Louis A. Bevilacqua, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (202) 663-8158.

Sincerely,

Yayi International Inc.

By: /s/ Li Liu
       Li Liu
       Chief Executive Officer

Appendix A

Meikegaote Goat Milk Powder Slotting Fee Agreement
(English Translation)

Party A: Tianjin Yayi Industrial Co., Ltd. (hereinafter as "Party A")

Party B:

In order to rapidly develop the market of Meikegaote new products and promote the brand recognition, the two parties reach the following agreement through friendly consultation. The terms of the agreement are as follows:

I. Fees

1. Slotting fees list of Party B

Name	Type	SKU	Barcode	Barcode Number	Sub-total	Total	Other	Date
of	of		Fee per	Fee per of Store	For	Store	Charges	of
Retail	Outlet		Unit	Store	Barcode	Charges		Store
Outlet					Fees			Entry

Total Slotting Fee:

2. Party B shall submit written applications to Party A at its domicile. Upon Party A’s approval, Party B may commence its distribution business.

3. Party A shall pay off the aggregate slotting fees in one lump sum once Party A commences its business at the retail outlet.

4. Party B shall comply with Party A’s store-entry rules strictly. If there is any violation of these rules, Party B shall be responsible for any damages caused and this agreement shall be terminated automatically.

II. This agreement is executed in two counterparts and each party holds one. It becomes effective upon the execution by both parties.

Party A: Tianjin Yayi Industrial Co., Ltd.
        Date:

Party B:
        Date: